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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                             SCHEDULE 13D
                          (Amendment No. 1)*

               Under the Securities Exchange Act of 1934


                         BIOPSYS MEDICAL, INC.
                    --------------------------------
                           (Name of Issuer)

               Common Stock, Par Value $0.001 Per Share
               ----------------------------------------
                    (Title of Class of Securities)

                              090651 10 0
                              -----------
                            (CUSIP Number)

                       Michael H. Ullmann, Esq.
                           Johnson & Johnson
                      One Johnson & Johnson Plaza
                        New Brunswick, NJ 08933
                            (908) 524-0400
     ------------------------------------------------------------
            (Name, Address and Telephone Number of Persons
           Authorized to Receive Notices and Communications)

                             July 31, 1997
     -----------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     * This represents the final amendment.



                    (Continued on following pages)

                          (Page 1 of 4 Pages)

  CUSIP NO. 090651 10 0         13D       Page  2 of   4   Pages
                                               ---   -----
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1       NAME OF REPORTING PERSON
             Johnson & Johnson
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             22-01024240
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
                                                               (b)[ ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS *
        WC, OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
             New Jersey
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                           7         SOLE VOTING POWER
        NUMBER OF                         None
          SHARES         --------------------------------------------
       BENEFICIALLY        8         SHARED VOTING POWER
      OWNED BY EACH                       None
        REPORTING        --------------------------------------------
       PERSON WITH         9         SOLE DISPOSITIVE POWER
                                          None
                         --------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                          None
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             None
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                          [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
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14      TYPE OF REPORTING PERSON *
             HC; CO
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                 * SEE INSTRUCTIONS BEFORE FILLING OUT


                          (Page 2 of 4 Pages)

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 2, 1997 (the "Schedule 13D") by Johnson & Johnson ("J&J"). This Amendment No. 1 is filed with respect to the shares of Common Stock, par value $0.001 per share (the "Issuer Common Stock"), of Biopsys Medical, Inc. (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer.

     The merger (the "Merger") of Palisades Merger Corp., a wholly owned subsidiary of J&J, with and into Issuer was consummated and became effective on July 31, 1997. The Option granted by the Issuer to J&J, pursuant to which J&J had the right, upon the occurrence of certain events, to purchase from the Issuer up to 1,970,511 shares of Issuer Common Stock (or such other number of shares of Issuer Common Stock as at the time of exercise equaled 19.9% of the then outstanding shares of Issuer Common Stock) for $27.55 per share, terminated at the effective time of the Merger.

     Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Stockholder Agreement, pursuant to which certain affiliated stockholders of Issuer had agreed to vote (or cause to be voted) their shares of Issuer Common Stock (approximately 3,277,114 shares as of May 21, 1997) in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated thereby, terminated at the effective time of the Merger.


                          (Page 3 of 4 Pages)

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

                                   JOHNSON & JOHNSON

July 31, 1997


                                   By:   /s/ Peter S. Galloway
                                      -----------------------------
                                      Name:  Peter S. Galloway
                                      Title: Secretary


                          (Page 4 of 4 Pages)